UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Genie Energy Ltd.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

372284208

(CUSIP Number)

Howard S. Jonas

520 Broad Street

Newark, NJ 07102

(973) 438-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Howard S. Jonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,595,217
	8	SHARED VOTING POWER 2,088,652
	9	SOLE DISPOSITIVE POWER 1,595,217
	10	SHARED DISPOSITIVE POWER 2,088,652

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,683,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2011, as previously amended by Amendment No. 1 thereto filed with the Commission on October 11, 2012. Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer

This Amendment relates to shares of Class B common stock, $0.01 par value (“Class B Common Stock”) of Genie Energy Ltd., a Delaware corporation (the “Company” or “Genie”).  The Company’s principal executive offices are located at 520 Broad St., Newark, NJ, 07102.

Item 2. Identity and Background

Mr. Howard S. Jonas. 520 Broad St., Newark, NJ 07102.  Mr. Jonas is the Chairman of the Board of the Company.  During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The matters set forth in Item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On December 14, 2012, Howard S. Jonas (“Mr. Jonas”) disposed of 620,088 shares of Class B Common Stock via a bona fide gift to a third party.

On August 7, 2013, Mr. Jonas received from the Company 95,559 shares of Class B Common Stock, upon vesting of a previously granted Deferred Stock Unit (“DSU”), of which 39,169 shares were withheld in error by the Company and then returned to Mr. Jonas on August 27, 2013.

On December 12, 2013, the Company awarded Mr. Jonas an option to purchase 3,000,000 shares of Class B Common Stock (the “December 2013 Option Grant”).

On July 28, 2014, (i) the December 2013 Option Grant was cancelled by mutual agreement of Mr. Jonas and the Company, (ii) the term of the employment agreement between the Company and Mr. Jonas was extended by one year, and (iii) Mr. Jonas agreed to purchase from the Company an aggregate of 3,600,000 shares of Class B Common Stock at a price of $6.82 per share, the closing price on July 28, 2014, as reported on the New York Stock Exchange (the “2014 Purchase Commitment”).

On July 30, 2014, in partial satisfaction of the 2014 Purchase Commitment, Mr. Jonas purchased from the Company 3,466,275 restricted shares of Class B Common Stock at a purchase price of $6.82 per share, pursuant to a Restricted Stock Sale Agreement.

On July 31, 2014, Mr. Jonas received from the Company 98,398 shares of Class B Common Stock upon vesting of previously granted DSUs.

On August 4, 2014, in full satisfaction of the remainder of the 2014 Purchase Commitment, Mr. Jonas purchased 133,725 restricted shares of Class B Common Stock at a purchase price of $6.82 per share, pursuant to a Restricted Stock Sale Agreement, and which have since vested.

On November 10, 2014, the Company withheld 7,608 shares of Class B Common Stock upon the vesting of restricted shares.

On November 11, 2015, Trust FBO David Jonas transferred 150,000 shares of Class B Common Stock to David Jonas’ direct holdings.

On April 15, 2016, Mr. Jonas sold 263,713 shares of Class B Common Stock in a private sale to a third party, at a purchase price of $6.32 per share.

On June 17, 2016, Mr. Jonas transferred an aggregate of 603,699 shares of Class B Common Stock from his direct holdings to nine separate trusts for the benefit of his children, as follows: (i) 72,157 shares to Trust FBO Joseph Jonas; (ii) 72,331 to Trust FBO Tamar Jonas; (iii) 72,021 shares to Trust FBO Rachel Jonas; (iv) 72,777 shares to Trust FBO Leora Jonas; (v) 33,116 shares to Trust FBO David Jonas; (vi) 61,320 shares to Trust FBO Michael Jonas; (vii) 72,852 shares to Trust FBO Samuel Jonas; (viii) 73,643 shares to Trust FBO Jonathan Jonas; and (ix) 73,482 shares to Trust FBO Miriam Jonas.

On June 21, 2016, Trust FBO Samuel Jonas transferred 104,376 shares of Class B Common Stock to trusts for the benefit of Mr. Jonas’ eight other children, as follows: (i) 13,047 shares to Trust FBO Joseph Jonas; (ii) 13,047 shares to Trust FBO Tamar Jonas; (iii) 13,047 shares to Trust FBO Rachel Jonas; (iv) 13,047 shares to Trust FBO Leora Jonas; (v) 13,047 shares to Trust FBO David Jonas; (vi) 13,047 shares to Trust FBO Michael Jonas; (vii) 13,047 shares to Trust FBO Jonathan Jonas; and (viii) 13,047 shares to Trust FBO Miriam Jonas.

On October 18, 2016, The Howard S. Jonas 2014 Annuity Trust transferred 1,928,563 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On October 21, 2016, Trust FBO Michael Jonas transferred 86,176 JM shares of Class B Common Stock to Mr. Jonas’ direct holdings, and an aggregate of 91,120 shares of Class B Common Stock to trusts for the benefit of Mr. Jonas’ eight other children, as follows: (i) 11,390 shares to Trust FBO Samuel Jonas; (ii) 11,390 shares to Trust FBO Joseph Jonas; (iii) 11,390 shares to Trust FBO Tamar Jonas; (iv) 11,390 shares to Trust FBO Rachel Jonas; (v) 11,390 shares to Trust FBO Leora Jonas; (vi) 11,390 shares to Trust FBO David Jonas; (vii) 11,390 shares to Trust FBO Jonathan Jonas; and (viii) 11,390 shares to Trust FBO Miriam Jonas.

On December 6, 2016, Mr. Jonas purchased 213 shares of Class B Common Stock at a purchase price of $5.39 per share.

On December 8, 2016, Mr. Jonas purchased 1,360 shares of Class B Common Stock at a purchase price of $5.38 per share.

On March 1-7, 2017, Mr. Jonas purchased an aggregate of 21,193 shares of Class B Common Stock at a purchase price between $5.36 and $5.39 per share.

On June 14, 2017, Mr. Jonas transferred 177,223 shares of Class B Common Stock from his direct holdings to nine separate trusts for the benefit of his children, as follows: (i) 26,129 shares to Michael Jonas; (ii) 14,616 shares to Trust FBO Samuel Jonas; (iii) 14,625 shares to Trust FBO Joseph Jonas; (iv) 12,475 shares to Trust FBO Tamar Jonas; (v) 14,064 shares to Trust FBO Rachel Jonas; (vi) 16,103 shares to Trust FBO Leora Jonas; (vii) 28,888 shares to Trust FBO David Jonas; (viii) 12,377 shares to Trust FBO Jonathan Jonas; and (ix) 37,946 shares to Trust FBO Miriam Jonas.

On July 13, 2017, Mr. Jonas transferred 2,034,262 shares of Class B Common Stock from his direct holdings to The Howard S. Jonas 2017 Annuity Trust.

On August 7, 2017, Mr. Jonas received from the Company a grant of 210,840 shares of Class B Common Stock that vested in full upon grant, with 95,558 shares withheld by the Company for payment of taxes.

On November 28, 2017, The Howard S. Jonas 2014 Annuity Trust transferred 625,612 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On April 25, 2018, The Howard S. Jonas 2017 Annuity Trust transferred 1,423,990 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On May 7, 2018, the Company awarded Mr. Jonas an option to purchase 256,818 shares of Class B Common Stock at a purchase price of $4.34 per share, which vested or are scheduled to vest as follows: 51,364 shares exercisable on each of February 15, 2019, February 15, 2020, February 15, 2021, and February 15, 2022, and 51,362 shares exercisable on February 15, 2023.

On June 8, 2018, Mr. Jonas purchased from the Company 1,152,074 shares of Class B Common Stock at a purchase price of $4.34 per share, and warrants to purchase an additional 1,048,218 shares of Class B Common Stock at an exercise price of $4.77 per share.

On July 10, 2018, Mr. Jonas transferred 1,574,326 shares of Class A Common Stock and 3,452,216 shares of Class B Common Stock from his direct holdings to The Howard S. Jonas 2017 Annuity Trust.

On July 12, 2018, Mr. Jonas transferred 22,766 shares of Class B Common Stock from his direct holdings to The Howard S. Jonas 2017 Annuity Trust.

On August 1, 2018, the Company awarded Mr. Jonas 227,899 shares of Class B Common Stock that vested in full on grant, with 98,065 shares withheld by the Company for payment of taxes.

On August 23, 2018, The Howard S. Jonas 2014 Annuity Trust transferred 1,058,915 shares of Class B Common Stock to The Howard S. Jonas 2017 Annuity Trust.

On September 17, 2018, The Howard S. Jonas 2014 Annuity Trust transferred an aggregate of 520,4222 shares of Class B Common Stock to nine separate trusts for the benefit of Mr. Jonas’ children, as follows: (i) 57,825 shares to Trust FBO Joseph Jonas; (ii) 57,825 shares to the Trust FBO Tamar Jonas; (iii) 57,825 shares to the Trust FBO Rachel Jonas; (iv) 57,825 shares to the Trust FBO Miriam Jonas; (v) 57,825 shares to the Trust FBO Jonathan Jonas; (vi) 57,825 shares to the Trust FBO Leora Jonas; (vii) 57,824 shares to the Trust FBO David Jonas; (viii) 57,824 shares to the Trust FBO Samuel Jonas; and (ix) 57,824 shares to the Trust FBO Michael Jonas.

On September 20, 2018, Trust FBO Michael Jonas transferred 77,840 shares of Class B Common Stock to trusts for the benefit of Mr. Jonas’ eight other children, as follows: (i) 11,120 shares to Trust FBO Joseph Jonas; (ii) 11,120 shares to Trust FBO Tamar Jonas; (iii) 11,120 shares to Trust FBO Rachel Jonas; (iv) 11,120 shares to Trust FBO Jonathan Jonas; (v) 11,120 shares to Trust FBO David Jonas; (vi) 11,120 shares to Trust FBO Samuel Jonas; (vii) 11,120 shares to Trust FBO Miriam Jonas; and (viii) 11,120 shares to Trust FBO Leora Jonas.

On February 12, 2019, the Company awarded Mr. Jonas an option to purchase 126,176 shares of Class B Common Stock at a purchase price of $8.05 per share, which vested as follows: 42,059 shares on February 15, 2019, 42,059 shares on February 15, 2020 and 42,058 shares on February 15, 2021.

On March 19, 2019, Trust FBO Michael Jonas transferred 23,368 shares of Class B Common Stock to trusts for the benefit of Mr. Jonas’ eight other children, as follows: (i) 2,921 shares to Trust FBO Joseph Jonas; (ii) 2,921 shares to Trust FBO Tamar Jonas; (iii) 2,921 shares to Trust FBO Rachel Jonas; (iv) 2,921 shares to Trust FBO Jonathan Jonas; (v) 2,921 shares to Trust FBO David Jonas; (vi) 2,921 shares to Trust FBO Samuel Jonas; (vii) 2,921 shares to Trust FBO Miriam Jonas; and (viii) 2,921 shares to Trust FBO Leora Jonas.

On July 3, 2019, The Howard S. Jonas 2017 Annuity Trust transferred 1,595,121 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On July 23, 2019, Mr. Jonas disposed of 33,800 shares via a bona fide gift to a third party. Also on July 23, 2019, Mr. Jonas transferred 1,691,155 shares of Class B Common Stock from his direct holdings to The HSJ 2019 Genie Annuity Trust.

On August 7, 2019, The HSJ 2019 Genie Annuity Trust transferred 1,691,155 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On August 15, 2019, Mr. Jonas transferred 1,691,155 shares of Class B Common Stock from his direct holdings to The HSJ 2019 Genie Annuity Trust II.

On April 6, 2020, The Howard S. Jonas 2017 Annuity Trust transferred an aggregate of 1,574,326 shares of Class A Common Stock and 3,526,282 shares of Class B Common Stock in substantially equal amounts to eight trusts for the benefit of eight of his children. Mr. Jonas no longer has, or reports, beneficial ownership of the shares held in these trusts, as there is an independent trustee for each trust.

On April 20, 2020, The Howard S. Jonas 2017 Annuity Trust transferred 22,766 shares to a trust for the benefit of a child of Mr. Jonas. Mr. Jonas no longer has, or reports, beneficial ownership of the shares held in the recipient trust, as there is an independent trustee for the trust.

On November 22, 2020, The HSJ 2019 Genie Annuity Trust II transferred 625,065 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On December 2, 2020, Mr. Jonas transferred 625,065 shares of Class B Common Stock to The HSJ 2020 Genie Annuity Trust.

On January 5, 2021, the Company granted Mr. Jonas 100,000 restricted shares of Class B Common Stock that vested or are scheduled to vest as follows: 33,334 shares on January 5, 2022, and 33,333 shares on each of January 5, 2023 and January 5, 2024.

On February 11, 2021, the Company granted Mr. Jonas 19,555 restricted shares of Class B Common Stock that vested in full upon grant.

On August 17, 2021, The HSJ 2019 Genie Annuity Trust II transferred 980,601 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On September 17, 2021, the Company granted Mr. Jonas 80,398 shares of Class B Common Stock pursuant to an exchange by Mr. Jonas of a previously granted membership interest in Genie Retail Energy International, LLC, a subsidiary of the Company.

On October 6, 2021, Mr. Jonas transferred 235,844 shares of Class B Common Stock from his direct holdings to The HSJ 2020 IDT Annuity Trust.

On November 2, 2021, Mr. Jonas transferred 764,312 shares of Class B Common Stock from his direct holdings to The HSJ 2020 IDT Annuity Trust. Also on November 2, 2021, The HSJ 2019 Genie Annuity Trust II transferred 85,489 shares of Class B Common Stock to The HSJ 2019 Genie Remainder Trust.

On January 5, 2022, the Company withheld 10,837 shares of Class B Common Stock from Mr. Jonas upon the vesting of restricted stock.

On August 3, 2022, the Company issued to Mr. Jonas 110,000 restricted shares of Class B Common Stock pursuant to the vesting of DSUs granted to Mr. Jonas on February 11, 2022, as the Company’s Class B Common Stock had a 30 trading day average closing price of $9.04 or greater which satisfied the vesting criteria of the DSUs. These shares are scheduled to vest as follows: 36,667 on each of August 3, 2023 and August 3, 2024 and 36,666 on August 3, 2025.

On August 15, 2022, The HSJ 2020 Genie Annuity Trust transferred 525,745 shares of Class B Common Stock to Mr. Jonas’ direct holdings.

On August 17, 2022, Mr. Jonas transferred 628,640 shares of Class B Common Stock from his direct holdings to The HSJ 2022 Annuity Trust I.

On January 5, 2023, the Company withheld 14,217 shares of Class B Common Stock from Mr. Jonas upon the vesting of restricted stock.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended by deleting them in their entirety and substituting the following therefor:

(a) As of the date of this Amendment, Howard S. Jonas beneficially owns an aggregate of 3,683,869 shares of Class B Common Stock: (i)  19,116 vested restricted shares of Class B Common Stock held by Mr. Howard S. Jonas directly, (ii) 143,333 unvested restricted shares of Class B Common Stock held by Mr. Howard S. Jonas directly, (iii) 628,640 shares of Class B Common Stock held by The HSJ 2022 Annuity Trust I, (iv) 1,000,156 shares of Class B Common Stock held by The HSJ 2020 IDT Annuity Trust, (v) 99,320 shares of Class B Common Stock held by The HSJ 2020 Genie Annuity Trust, (vi) 85,489 shares of Class B Common Stock held by The HSJ 2019 Remainder Trust, (vii) 1,556 shares of the Company’s Class B Common Stock beneficially owned by a custodial account for the benefit of a child of Mr. Howard S. Jonas (of which Mr. Howard S. Jonas is the custodian), (viii) 275,047 shares of Class B Common Stock owned by The Jonas Foundation, (ix) an option to purchase 382,994 shares of the Company’s Class B Common Stock held by Mr. Howard S. Jonas directly, which are currently exercisable and (x) warrants to purchase 1,048,218  shares of Class B Common Stock at $4.77 per share, which expire on June 8, 2023.

Mr. Jonas’ beneficial ownership represents approximately 14.9% of the issued and outstanding shares of Class B Common Stock and 5.1% of the combined voting power of the Company’s outstanding capital stock (assuming the exercise of the option and warrants to purchase shares of Class B Common Stock held by Mr. Jonas), based on 1,574,326 shares of Class A Common Stock and 24,313,113 shares of Class B Common Stock (excluding 2,689,645 treasury shares), issued and outstanding as of November 7, 2022, the date of the most recently filed Form 10-Q.

(b) This filing relates to shares that are owned directly by the Reporting Person, shares that are beneficially owned by the Reporting Person and shares that are owned by trusts and other entities that are for the benefit of children of the Reporting Person or where the Reporting Person and such children hold the pecuniary interests in the shares. In certain instances, the Reporting Person may be in a position to influence voting or dispositive decisions notwithstanding his having no legal or formal voting or dispositive control over the shares.

This filing identifies the Reporting Person as having joint control, including the power to cast or to direct the casting of one-tenth of a vote per share, as well as to dispose or to direct the disposition of such shares, over the following shares: (i) 628,640 shares of Class B Common Stock held by The HSJ 2022 Annuity Trust I, of which David Polinsky serves as trustee; (ii) 1,000,156 shares of Class B Common Stock held by The HSJ 2020 IDT Annuity Trust, of which David Polinsky serves as trustee; (iii) 99,320 shares of Class B Common Stock held by The HSJ 2020 Genie Annuity Trust, of which Mr. Jonas’ son, Shmuel Jonas, serves as trustee; (iv) 85,489 shares of Class B Common Stock held by The HSJ 2019 Remainder Trust, of which Peak Trust Company-NV serves as trustee; and (v) 275,047 shares of Class B Common Stock held by The Jonas Foundation, of which Mr. Jonas and his wife, Deborah Jonas, serve as co-trustees.

(c) Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The matters set forth in item 4 of this Amendment are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Second Amended and Restated Employment Agreement, dated July 30, 2014, between the Company and Howard S. Jonas (incorporated by reference to Exhibit 10.01 to the Form 8-K/A filed on August 1, 2014 by the Company with the SEC).
99.2	Restricted Stock Sale Agreement, dated July 30, 2014, between the Company and Howard S. Jonas (incorporated by reference to Exhibit 10.02 to the Form 8-K/A filed on August 1, 2014 by the Company with the SEC)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

/s/ Howard S. Jonas
Howard S. Jonas